1933 ACT FILE NO.:  333-188638
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1574498

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM S-6
                                 AMENDMENT NO. 2

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2



A.  Exact name of trust:       ADVISORS DISCIPLINED TRUST 1075

B.  Name of depositor:         ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado  80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            SCOTT COLYER                        SCOTT R. ANDERSON
   Advisors Asset Management, Inc.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2013 at _____ pursuant to Rule 487.

-------------------------------------------------------------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

 The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


                 PRELIMINARY PROSPECTUS DATED DECEMBER 6, 2013

                              SUBJECT TO COMPLETION




ARBR(SM) PORTFOLIO, SERIES 2013-4Q

(ADVISORS DISCIPLINED TRUST 1075)




                                   A  dvisors
                                  ---
                                   R  eference
                                  ---
                                   B  ond
                                  ---
                                   R  eturn
                                  ---




                           A portfolio of options and
                            U.S. Treasury Obligations
                      seeking limited capital appreciation
                      potential and a partial hedge against
                              rising interest rates





                                   PROSPECTUS

                               ____________, 2013








        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide limited capital appreciation potential and a partial hedge against rising interest rates. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in options (the "Options") and U.S. Treasury obligations (the "Treasury Obligations").

  The trust's portfolio includes three options referred to as the "Call Option", "Put Option" and the "Hedge Option." The Call Option and Put Option each relate to a basket of four specific corporate bonds (each, a "Reference Obligation"). The four Reference Obligations are sometimes referred to herein as "Reference Obligation 1", "Reference Obligation 2", "Reference Obligation 3" and "Reference Obligation 4", respectively. The Hedge Option relates to the three month LIBOR USD rate (London-Interbank Offered Rate - British Bankers' Association Fixing for U.S. Dollar)("LIBOR") and is intended to act as a hedge for the Treasury Obligations, Call Option and Put Option during the trust's life. Each Option has a scheduled expiration date of ____________, 2018. The counterparty to each Option is ______________________________ (the "Option Counterparty").


  The Call Option and Put Option collectively provide for the Option Counterparty to pay the trust [$1,000] per trust unit at the Option expiration date less premiums payable by the trust to the Option Counterparty of [$875] per trust unit as long as no Credit Event has occurred with respect to any Reference Obligation. Credit Events are described in more detail below and generally include material adverse credit events, such as bankruptcy, insolvency, dissolution or liquidation of the issuer of a Reference Obligation (the "Reference Issuer") and the failure of a Reference Issuer to make payments on any of its obligations for borrowed money. If no Credit Event occurs with respect to any Reference Obligation and all of the Call and Put Options remain in the trust until expiration, then the Option Counterparty would owe a total net payment to the trust on the Call Options and Put Options at expiration of approximately [$125] per trust unit. If a Credit Event occurs with respect to a Reference Obligation, then the payments owed to the trust on both the Call Options and Put Options will be significantly lowered but the premium owed by the trust to the Option Counterparty will remain the same. If one or more Reference Obligations experience a Credit Event during the life of the trust, the trust will experience a net loss on the investment in the Call Options and Put Options.

  The Hedge Option is intended to act as a hedge for the Treasury Obligations, Put Option and Call Option during the trust's life. The Hedge Option provides for the Option Counterparty to make a payment to the trust at the Hedge Option's scheduled expiration date based on LIBOR taken at quarterly intervals during the Hedge Option's life less a premium payable from the trust to the Option Counterparty of [$82.40] per trust unit. As of the close of business on the business day before the date of this prospectus, LIBOR was [0.24%]. If LIBOR were to remain the same ([0.24%]) on each day from the trust's inception to the Hedge Option's scheduled expiration date, then the trust would owe a total net payment to the Option Counterparty on the Hedge Option at expiration of approximately [$70.16] per trust unit. Depending on LIBOR rates at various points during the Hedge Option's life, the net payments owed on the Hedge Option from the trust to the Option Counterparty may be higher or lower or the Option Counterparty may owe a net payment to the trust.

  The Treasury Obligations consist of interest-bearing obligations issued by the United States Treasury and are backed by the full faith and credit of the United States government. The Treasury Obligations have "laddered" maturities so that bonds mature every six months over the trust's life. The trust seeks to provide semi-annual distributions of maturing principal


2     Investment Summary
from the Treasury Obligations during its life. The trust is designed so that the total maturity value of the Treasury Obligations is approximately [$966] per unit. The Treasury Obligations may also provide interest income net of trust operating expenses and the estimated net annual interest income per unit is shown under "Investment Summary--Essential Information".

  The trust is designed to provide total distributions over the trust's life on units held through the trust's mandatory termination date in an amount approximately equal to [$1,091] per unit, as long as no Credit Event has occurred with respect to any Reference Obligation plus or minus any net amount received or paid by the trust in connection with the Hedge Option. This amount would consist of approximately [$125] per unit in net payments to the trust on the Call and Put Options and approximately [$966] per unit of maturity proceeds from the Treasury Obligations plus or minus any net amount received or paid by the trust in connection with the Hedge Option. If LIBOR were to remain the same ([0.24%]) on each day from the trust's inception to the Hedge Option's scheduled expiration date, then the trust is designed to provide total distributions over the trust's life on units held through the trust's mandatory termination date in an amount approximately equal to [$1,021] per unit, so long as no Credit Event has occurred with respect to any Reference Obligation. This amount would consist of approximately [$125] per unit in net payments to the trust on the Call and Put Options and approximately [$966] per unit of maturity proceeds from the Treasury Obligations and a net payment by the trust of approximately [$70] per unit to the Option Counterparty on the Hedge Option.


  This applies on an investment in units held over the entire life of the trust if you purchase units at the regular public offering price on the trust's inception date. Illustrations of the trust's investment strategy and how the Options work appear under "Understanding Your Investment--Option Expiration Examples" in this prospectus. Additional information about the Options and the Reference Obligations appears below.

                            THE CALL AND PUT OPTIONS


  If no Credit Events (defined below) occur between the trust's inception date and the Options' expiration date, then the Call Option and Put Option collectively provide for the Option Counterparty to pay the trust [$1,000] at the option expiration date less premiums payable by the trust to the Option
Counterparty of [$875] per trust unit.   A portion of the Treasury Obligations
are pledged as collateral in order to secure repayment of the trust's obligation to pay an option premium to the Option Counterparty at the expiration of the Call and Put Options. If a Credit Event occurs with respect to any Reference Obligation between the trust's inception date and an Option's expiration date, then the Call Option and Put Option collectively provide for no payment to be made from the Option Counterparty to the trust related to such Reference Obligation; however, the Option premium will remain the same. SO, THE OCCURRENCE OF A CREDIT EVENT WITH RESPECT TO ANY REFERENCE OBLIGATION WILL ENSURE A NET PAYMENT ON THE CALL AND PUT OPTIONS (I.E. A LOSS TO THE TRUST) PER TRUST UNIT FROM THE TRUST TO THE OPTION COUNTERPARTY. However, payments will not be made until the time of the scheduled expiration on ____________, 2018.


  If, in respect of Call or Put Option, (a) the Reference Issuer of any Reference Obligation mandatorily converts, redeems, exchanges or replaces such Reference Obligations into or for any other securities or instruments or (b) an event laid out in the Call or Put Option agreement including merger, demerger, consolidation, amalgamation, spinoff or transfer of assets or liabilities in which one or more entities assume or becomes liable for all or a portion of the Reference Obligations or issues obligations to be exchanged or substituted for the Reference Obligations, the "Calculation Agent" (which is the Option Counterparty) shall be entitled to (i) adjust any term of the Call or Put Option as it determines appropriate to preserve the theoretical value of such Option to the parties immediately prior to such event and (ii) identify one or more substitute reference


                                                        Investment Summary     3
obligations and (iii) determine the effective date of such adjustment or substitution, as the case may be.


  For the Call and Put Options to collectively obligate the Option Counterparty to make a net payment to the trust at the Option expiration (i.e., for the price of the Call and Put Options at expiration to exceed the Call and Put Option premiums payable by the trust), none of the Reference Obligations can experience a Credit Event prior to the Options' expiration date. One or more Reference Obligations experiencing a Credit Event prior to the Options' expiration date will result in the trust making a net payment (up to a maximum of [$875] per trust unit) to the Option Counterparty on the Call and Put Options at the Options' expiration date.


  CALL OPTION. The Call Option provides for the Option Counterparty to pay the trust:

     $1000 x ((0.25 x MIN(Reference Obligation 1 Final Market Value, 100%) +
     0.25 x MIN(Reference Obligation 2 Final Market Value, 100%) + 0.25 x MIN(Reference Obligation 3 Final Market Value, 100%) + 0.25 x MIN(Reference Obligation 4 Final Market Value, 100%)) - [0%])


per trust unit at the Option expiration date less an Option premium payable by the trust to the Option Counterparty of [$525] per trust unit.


MIN(Reference Obligation X Final Market Value, 100%) in the formulas denotes taking the lesser of such Reference Obligation Final Market Value and 100%

"Reference Obligation Final Market Value" is the market value of the Reference Obligation (expressed as a percentage of the par value of the Reference Obligation) as of the Option expiration date determined by the Calculation Agent for the Options.

  With respect to any Reference Obligation where a Credit Event has occurred, the Reference Obligation Final Market Value for such Reference Obligation with respect to the Call Option will be deemed to be [0%].

  PUT OPTION. The Put Option provides for the Option Counterparty to pay the trust:

     $1000 x ([100%] - (0.25 x MIN(Reference Obligation 1 Final Market Value, 100%) + 0.25 x MIN(Reference Obligation 2 Final Market Value, 100%) + 0.25 x MIN(Reference Obligation 3 Final Market Value, 100%) +
     0.25 x MIN(Reference Obligation 4 Final Market Value, 100%)))

per trust unit at the Option expiration date less an Option premium payable by the trust to the Option Counterparty of [$350.00] per trust unit.

  With respect to any Reference Obligation where a Credit Event has occurred, the Reference Obligation Final Market Value for such Reference Obligation with respect to the Put Option will be deemed to be [100%].

                                  HEDGE OPTION

  The Hedge Option provides for the Option Counterparty to pay the trust:

     [$1000] x (LIBOR Accrual Value - [100%])


per trust unit at the Option expiration date less an Option premium payable by the trust to the Option Counterparty of [$82.40].


"LIBOR Accrual Value" = (1 + L1 x DC1 / 360) x (1 + L2 x DC2 / 360) x (1 + L3 x DC3 / 360) x (1 + L4 x DC4 / 360)... x (1 + L20 x DC20 / 360)

LX = LIBOR as of the start of the Xth quarterly calculation period for the Hedge Option (the first of which starts [3] business days after the trust's inception date and the last of which starts approximately 3 months prior to the Option's scheduled expiration) subject to adjustment as provided in the Option contract

DCX = the number of days during the Xth calculation period for the Hedge Option

  There will be 20 calculation periods for the Hedge Options which will range from [3] days after the trust's inception date until the Hedge Option's expiration date.


4     Investment Summary

  If LIBOR were to remain the same ([0.24%]) on each day from the trust's inception to the Hedge Option's scheduled expiration date, then the trust would owe a total net payment to the Option Counterparty on the Hedge Option at expiration of approximately [$70.16] per trust unit. Depending on LIBOR rates at various points during the Hedge Option's life, the net payments owed on the Hedge Option from the trust to the Option Counterparty may be higher or lower or the Option Counterparty may owe a net payment to the trust. A portion of the Treasury Obligations are pledged as collateral in order to secure repayment of the trust's obligation to pay an option premium to the Option Counterparty at the expiration of the Hedge Option.


  Certain events laid out in the Hedge Option agreement such as LIBOR being discontinued, revised or replaced may permit the "Calculation Agent" (which is the Option Counterparty) to adjust any term of the Hedge Option as it determines appropriate to preserve the theoretical value of the Hedge Option to the parties immediately prior to such event.


  For the Hedge Option to obligate the Option Counterparty to make a net payment to the trust at the Option expiration (i.e., for the price of the Hedge Option at expiration to exceed the Hedge Option premium payable by the trust), the LIBOR Accrual Value must be greater than [108.24%].


  THE REFERENCE OBLIGATIONS. The Reference Obligations were selected by AAM<F1>* after considering feasibility and indicative pricing for the potential option contract. Only corporate bonds rated investment grade quality as of the trust's inception by Moody's Investor Service or Standard & Poor's are considered. The Reference Obligations were selected by AAM with consideration of credit quality, market price and liquidity. Investment grade corporate bonds are rated BBB- or higher by Standard & Poor's or Baa3 or higher by Moody's Investor Service. Certain Reference Obligations may be rated as investment grade by only one credit rating organization and either unrated or below investment grade by the other. These ratings are based upon an evaluation by a credit rating organization of the corporation's credit history and ability to repay obligations. An investment grade rating generally signifies that a credit rating agency considers the current quality of a bond to be sufficient to provide reasonable assurance of the issuer's ability to meet its obligation to bondholders. The Option Counterparty was not involved in the selection of the Reference Obligations.

  The Call and Put Options reference the following Reference Obligations.

  REFERENCE OBLIGATION
  NAME OF ISSUER,                                    REFERENCE
  INTEREST RATE AND                                  OBLIGATION
  MATURITY DATE                                        CUSIP
----------------------------------------------------------------

___________________________________                   _________
___________________________________                   _________
___________________________________                   _________
___________________________________                   _________

  The Call and Put Options are not designed to provide a return that is the same as the return on the Reference Obligations. The Call and Put Options do not provide exposure to interest income paid on the Reference Obligations.
While the Call and Put Option are related to the market values of the Reference Obligations, collectively the Call and Put Options held to their expiration date will not receive exposure to increases in the values of the Reference Obligations. Collectively, the return on the Call and Put Options depends on whether a Credit Event occurs with respect to one or more of the Reference Issuers of the Reference Obligations prior to expiration.

  CREDIT EVENTS OF REFERENCE OBLIGATIONS. A Credit Event with respect to any Reference Obligation includes:

  (1) Failures to Pay: where after the expiration of any applicable grace period (after the satisfaction of any conditions precedent to the commencement of such grace period), there occurs a failure by the Reference Issuer of a Reference Obligation to make, when and where due, any payments (a) with respect to the Reference


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     5

       Obligations of such Reference Issuer or (b) in an aggregate amount of not less than $1,000,000 under one or more obligations for borrowed money, in each case in accordance with the terms of such obligations at the time of such failure.

  (2) Bankruptcy: where the Reference Issuer of the Reference Obligation (a) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (b) becomes insolvent or is unable to pay its debts or fails or admits in writing in a judicial, regulatory or administrative proceeding or filing its inability generally to pay its debts as they become due;
       (c) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (d) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency, rehabilitation or conservation law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (ii) is not dismissed, discharged, stayed or restrained in each case within thirty calendar days of the institution or presentation thereof; (e) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (f) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (g) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty calendar days thereafter; or (h) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (a) to (g) (inclusive).

  EARLY OPTION TERMINATION OR LIQUIDATION. The trust has the right to terminate all or a portion of the Options prior to the expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Upon certain circumstances laid in at the option agreement, the Options may upon determination by the Option Counterparty be terminated early. This may include, but is not limited to the trust terminating early or the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

  If the trust or Option Counterparty exercises its right to terminate all or a portion of the Options prior to the expiration date, the Option Counterparty will be obligated to terminate such Options and make a payment to the trust in connection with such termination. The payment owed to the trust on such terminated Options will be calculated by the Calculation Agent (which is the Option Counterparty) and the Option agreements obligate the Calculation Agent to do so in good faith and using commercially reasonable procedures. At the time such Options are terminated early, the trust will be obligated to pay a discounted Option premium to the Option Counterparty in an amount determined by the Calculation Agent using a discount rate determined by the Calculation Agent in a commercially reasonable manner.

  You may realize a return that is higher or lower than the intended return at the scheduled Option expiration in certain cases, such as redeeming your units prior to the trust's mandatory termination date, where Options are terminated early by the Option


6     Investment Summary

Counterparty, or otherwise liquidated by the trust prior to expiration. An early termination of the Options may result in the sponsor electing to terminate the trust early and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

  OPTION COUNTERPARTY. Neither the units nor the trust are sponsored, endorsed, sold or promoted by the Option Counterparty and the Option Counterparty does not act as sponsor, depositor, underwriter or promoter of the trust. The Option Counterparty (i) does not make any representation or warranty, express or implied, to the investors in the units, (ii) is not responsible for and has not participated in the determination of the timing, prices, or quantities of the units be issued, and (iii) has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE OPTION COUNTERPARTY MAY BE UNABLE TO MAKE PAYMENTS IN THE FUTURE IF AND WHEN DUE. The trust's ability to achieve its investment objective will depend upon the ability of the Option Counterparty to meet its obligations. If the Option Counterparty defaults on any payment that becomes due to the trust, the trust may suffer losses or be unable to achieve its investment objective and it may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF A REFERENCE OBLIGATION, REFERENCE ISSUER, OR OPTION COUNTERPARTY MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST IS EXPOSED TO THE RISKS RELATED TO REFERENCE ISSUERS AND REFERENCE OBLIGATIONS THROUGH ITS INVESTMENT IN THE CALL AND PUT OPTIONS. Where a Credit Event occurs with respect to one or more Reference Issuer, the trust will be required to make a net payment per trust unit at expiration on the Call and Put Options (the trust would incur a loss on these Options). Options liquidated prior to expiration will be valued by the Calculation Agent (which is the Option Counterparty) in a manner that takes into account the creditworthiness of the Reference Obligations, Reference
   Issuers and value of the Reference Obligations. Investor perceptions regarding the issuer of a bond are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises.

* THE VALUE OF THE TREASURY OBLIGATIONS AND REFERENCE OBLIGATIONS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future. While the Hedge Option is designed to provide a hedge against this risk, the Hedge Option is only designed to provide a partial hedge against this risk and there is no assurance that the hedge will be adequate with respect to any increase in interest rates.

* A REFERENCE ISSUER COULD BECOME INSOLVENT OR BE UNABLE TO PAY ITS DEBTS OR OTHER OBLIGATIONS IN THE FUTURE. Such an event would generally constitute a Credit Event resulting in Call and Put Options having the amounts due to the trust significantly lowered but the premium owed by the trust to the Option Counterparty remaining the same. If such an event occurs, the trust will not achieve its objective.

* THE RETURN ON THE CALL AND PUT OPTIONS AT EXPIRATION DEPENDS ON WHETHER A CREDIT EVENT OCCURS WITH RESPECT TO THE CORRESPONDING REFERENCE OBLIGATIONS FROM ____________, 2013 TO ____________, 2018. While the Call Option and
   Put Option are individually related to the


                                                        Investment Summary     7
   market values of the Reference Obligations, collectively the Call and Put Options are not designed at expiration to provide a return that corresponds with the return on the Reference Obligations. The Call and Put Options do not provide exposure to interest income paid on the Reference Obligations. The return on the Call Option and Put Option with respect to the Reference Obligations collectively at expiration depends on whether a Credit Event occurs with respect to one or more Reference Issuer of the corresponding Reference Obligations prior to expiration.

* THE CALL AND PUT OPTIONS DO NOT PROVIDE EXPOSURE TO INTEREST COUPONS ON THE REFERENCE OBLIGATIONS.

* THE TRUST MIGHT NOT ACHIEVE ITS OBJECTIVE IN CERTAIN CIRCUMSTANCES. These circumstances may include, but are not limited to, if a Credit Event occurs with respect to one or more Reference Obligations, if the Options are terminated early by the Option Counterparty or the trust, if the trust terminates early, the units of the trust are redeemed early, the Option Counterparty defaults on its obligations, the trust disposes of Options or Treasury Obligations to pay unit redemptions or trust expenses, due to adverse credit factors affecting the Option Counterparty or due to adverse tax law changes affecting treatment of the Options. The Calculation Agent (which is the Option Counterparty) may exercise certain duties which present a conflict of interest between the Option Counterparty and the trust and may not consider the interest of unitholders when making determinations.

* THE HEDGE OPTION IS INTENDED TO PROVIDE A PARTIAL HEDGE AGAINST RISING INTEREST RATES AND THERE IS NO ASSURANCE THAT THE HEDGE WILL BE ADEQUATE WITH RESPECT TO ANY INCREASE IN INTEREST RATES. The payout at the Hedge Option's schedule expiration date is based on LIBOR taken at quarterly intervals during the Hedge Option's life and does not reflect LIBOR every day during the Hedge Option's life or the point-to-point change in LIBOR from the trust's inception date to expiration. The Hedge Option references the three month LIBOR USD rate whereas the Treasury Obligations and Reference Obligations have longer maturities. As a result of these and other factors, the Hedge Option may not provide a sufficient hedge against rising interest rates. The Hedge Option will obligate the trust to make a payment to the Option Counterparty if LIBOR decreases, remains the same or does not increase sufficiently at the points when LIBOR is taken for purposes of the Hedge Option's payout calculation at the scheduled expiration.

* NO ONE CAN GUARANTEE THAT A LIQUID SECONDARY TRADING MARKET WILL EXIST FOR THE OPTIONS. The Options will not be listed on any exchange and are not registered under the Securities Act of 1933. The trust has the right to terminate the Options with the Option Counterparty prior to the expiration date. If the trust exercises its right to terminate Options prior to the expiration date, the Option Counterparty will be obligated to terminate a portion of the Options for cash equal to an amount payable in connection with such termination. In addition, in the event any Option is terminated prior to the expiration date, the Calculation Agent (which is the Option Counterparty) will calculate the amount owed to the trust in connection with such termination as described above.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and may continue to buy, the same securities even if the market value declines.



8     Investment Summary

                                WHO SHOULD INVEST

 You should consider this investment if you want:

 * to own securities representing interests in Treasury Obligations and Options in a single investment.

 * the potential for limited capital appreciation potential, partial hedging against rising interest rates and periodic distributions of principal.

 You should not consider this investment if you:

 * are uncomfortable with the risks of an unmanaged investment in Treasury Obligations and Options.

 *  are uncomfortable with exposure to the risks associated with the Options.

 *  are seeking income or unlimited capital appreciation potential.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          PUBLIC OFFERING PRICE PER UNIT
          AT INCEPTION*                                    [$1,000.00]


          PRINCIPAL AMOUNT OF TREASURY
          OBLIGATIONS PER UNIT AT INCEPTION*                 [$966.20]


          INCEPTION DATE                            ____________, 2013

          MANDATORY TERMINATION DATE                ____________, 2018

          ESTIMATED NET ANNUAL INTEREST
          INCOME PER UNIT*                                      $_____

          ESTIMATED INITIAL DISTRIBUTION
          PER UNIT*                                             $_____

          ESTIMATED NORMAL SEMIANNUAL
          DISTRIBUTION PER UNIT*                                $_____

          DISTRIBUTION DATES                          25th day of June
                                                          and December
          RECORD DATES                                10th day of June
                                                          and December

          INITIAL DISTRIBUTION DATE               __________ 25, 201__
          INITIAL RECORD DATE                     __________ 10, 201__

          CUSIP NUMBER
              Standard Accounts                              _________
              Fee Based Accounts                             _________

          TICKER SYMBOL                                         ______

          MINIMUM INVESTMENT                                    1 unit

          ------------------------------------------------------------

*  As of ____________, 2013 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $1,000 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000          PER
SALES FEE                         INVESTED           UNIT
                                  ------------------------

Initial sales fee                   2.50%           $25.00
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   3.00%           $30.00
                                   =======         =======


ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======


                                   AS A %          AMOUNT
ANNUAL                             OF NET           PER
OPERATING EXPENSES                 ASSETS           UNIT
                                  ------------------------

Trustee fee & expenses              _.__%            $____
Supervisory, evaluation
  and administration fees           _.__              ____
                                   -------         -------
Total                               _.__%            $____
                                   =======         =======


  The initial sales fee is the difference between the total sales fee (maximum of 3.00% of the unit offering price) and the remaining creation and development fee. The creation and development fee is fixed at $5.00 per unit and is paid at the end of the initial offering period (anticipated to be approximately ______________).


                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                                       $_____
          3 years                                      $_____
          5 years (approximate life of trust)          $_____

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     9

ARBR(SM) PORTFOLIO, SERIES 2013-4Q
(ADVISORS DISCIPLINED TRUST 1075)
PORTFOLIO -- AS OF THE INITIAL DATE OF DEPOSIT, ____________, 2013


                                                                            PERCENTAGE OF       NUMBER      MARKET       COST OF
  DESCRIPTION OF                             OPTION           OPTION      AGGREGATE OFFERING      OF       VALUE PER   SECURITIES
  OPTIONS(1)                              COUNTERPARTY      EXPIRATION          PRICE           OPTIONS    OPTION(2)   TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

OPTIONS --  [0.00%]






















                                                                               ---------                                ----------
TOTAL OPTIONS                                                                   ___.__%                                 $________
                                                                               ---------                                ----------





                                                                             PERCENTAGE OF                              COST OF
  NAME OF ISSUER AND TITLE OF                                             AGGREGATE OFFERING           PAR             SECURITIES
  TREASURY OBLIGATION(3)                                                         PRICE                VALUE            TO TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

TREASURY OBLIGATIONS -- [100.00%]













                                                                               ---------                               -----------
TOTAL TREASURY OBLIGATIONS                                                      ___.__%                                 $________
                                                                               ---------                               -----------


                                                                               ---------                               -----------
TOTAL                                                                           ___.__%                                 $________
                                                                               =========                               ===========




                            See "Notes to Portfolio"


10     Investment Summary

Notes to Portfolio

(1) The sponsor entered into the Options on ____________, 2013. Payment of the option premiums of [$940.00] per trust unit is due by ____________, 2018 and a portion of the Treasury Obligations are pledged as collateral in order to secure payment to the Option Counterparty at the expiration or earlier termination of the Options.

     The Call and Put Options reference the basket following four bonds:

            REFERENCE OBLIGATION
            NAME OF ISSUER,                                    REFERENCE
            INTEREST RATE AND                                    BOND
            MATURITY DATE                                        CUSIP
          ----------------------------------------------------------------

          ________________________________________              _________
          ________________________________________              _________
          ________________________________________              _________
          ________________________________________              _________

     The Hedge Option references the 3 month LIBOR Rate.

(2) The value of U.S. Treasury obligations is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust's inception date. Advisors Asset Management, Inc. is the evaluator of the trust. Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown in this prospectus at the close of regular trading on the New York Stock Exchange or the business day before the date of this prospectus. The value of the Options is based on the evaluator's good faith determination of the fair value of the Options at its reasonable discretion taking into consideration factors, including, but not limited to
     (a) the net amount to be paid or received by the trust in connection with an early termination of Options as determined pursuant to the Option agreement on the valuation date, (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the trust and (c) ask prices for comparable options or securities. The aggregate offering or ask price is greater than the aggregate bid price of securities, which is the basis on which redemption prices will be determined for purposes of redemption of units after the initial offering period. Accounting Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

          Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

          Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

          Level 3: Significant unobservable inputs that reflect a trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The Treasury Obligations are valued as Level 2 securities. The Options are valued as Level 3 securities. The cost of the securities to the sponsor and the sponsor's profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $__________ and $__________, respectively. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above. The following table summarizes the trust's investments as of ____________, 2013, based on inputs used to value them:

                                           LEVEL 1     LEVEL 2     LEVEL 3
     ----------------------------------------------------------------------
       Options                            $           $           $
       Treasury Obligations
     ----------------------------------------------------------------------
       Total                              $           $           $
     ======================================================================

(3) The Treasury Obligations are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire these securities were entered into on ____________, 2013, and have an expected settlement date of ____________, 2013.

(4) A Treasury Obligation marked with this note was issued at an original issue discount.

(5)  This is a non-income producing security.


                                                       Investment Summary     11

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                           OPTION EXPIRATION EXAMPLES

  The following two tables illustrate the payments on the Call and Put Options and examples of how the trust's investment strategy is intended to work at the scheduled mandatory termination date of the trust (and Option expiration).

  The tables are hypothetical illustrations of the mathematical principles underlying the Options and the trust's investment strategy. The tables are not intended to predict or project the performance of the Options or the trust. The actual distributions that you receive will vary from these illustrations with changes in expenses, interest rates (including fluctuations in the LIBOR Rate) and early termination of Options or defaults by the Option Counterparty. For an explanation of the Option computations, please refer to the discussion under "Investment Strategy--Principal Investment Strategy". Negative amounts in the tables below indicate a payment to be made by the trust and positive amounts indicate a payment to be received by the trust. The examples apply only to an investment held from the trust's inception date through the trust's scheduled termination on the mandatory termination date set forth under "Investment Strategy--Essential Information".

ILLUSTRATIONS OF HOW THE CALL AND PUT OPTIONS WORK

  The first table shows how the Call and Put Options work. This illustrates the payments on the Call Option and the Put Option based on various Reference Obligation Final Market Value levels as of the Option expiration date for the basket of Reference Obligation per trust unit basis. All figures in the table assume that the Options are held until their scheduled expiration and that no Credit Event occurs with respect to any Reference Obligation. Early terminations of Call and Put Options will result in the trust receiving or making net payments on the Options as determined by the Calculation Agent (which is the


12     Understanding Your Investment

Option Counterparty). If a Credit Event occurs with respect to one or more Reference Obligation, the Net Payment on the Call Option and Put Option will be substantially reduced and the "Hypothetical Total Net Payment on Call and Put Options per Unit" will be negative. The illustrations below assume each of the Reference Obligations' values is equal as of the date the Final Market Values are determined.

--------------------------------------------------------------------------------
                        HOW THE CALL AND PUT OPTIONS WORK
   HYPOTHETICAL PAYMENTS ON THE CALL AND PUT OPTIONS ASSUMING NO CREDIT EVENT
    WITH RESPECT TO ANY REFERENCE OBLIGATION (PAYMENTS SHOWN PER TRUST UNIT)

                                                                HYPOTHETICAL
   REFERENCE                   NET               NET          TOTAL NET PAYMENT
OBLIGATIONS' FINAL          PAYMENT ON        PAYMENT ON         ON PUT AND
MARKET VALUE (EXPRESSED    CALL OPTIONS       PUT OPTIONS       CALL OPTIONS
 AS A % OF PAR)              PER UNIT          PER UNIT           PER UNIT
--------------------------------------------------------------------------------


      120%                   [$475.00]    +    [-$350.00]    =    [$125.00]
      110%                   [$475.00]    +    [-$350.00]    =    [$125.00]
      100%                   [$475.00]    +    [-$350.00]    =    [$125.00]
       90%                   [$375.00]    +    [-$250.00]    =    [$125.00]
       80%                   [$275.00]    +    [-$150.00]    =    [$125.00]
       70%                   [$175.00]    +     [-$50.00]    =    [$125.00]
       60%                    [$75.00]    +      [$50.00]    =    [$125.00]
       50%                   [-$25.00]    +     [$150.00]    =    [$125.00]
       40%                  [-$125.00]    +     [$250.00]    =    [$125.00]
       30%                  [-$225.00]    +     [$350.00]    =    [$125.00]
       20%                  [-$325.00]    +     [$450.00]    =    [$125.00]
       10%                  [-$425.00]    +     [$550.00]    =    [$125.00]
        0%                  [-$525.00]    +     [$650.00]    =    [$125.00]

--------------------------------------------------------------------------------

Example--Reference Obligations' Final Market Value is 120% at Expiration
-------------------------------------------------------------------------------

  The following provides examples of how the Options work where each of the Reference Obligation Final Market Value equals 120% in the table above where no Credit Event has occurred with respect to any of the Reference Obligations during the life of the trust. Assuming the par value of each Reference Obligation is $1,000 and the final Reference Obligation value is $1,200, then the "Reference Obligation Final Market Value" of each would equal 120% ($1,200 / $1,000).

  If we assume no Credit Event occurred during the life of the trust for the Reference Obligations, then the Options would provide for the following payments on a per unit basis.

  * Call Option: The Call Option for this bond would provide for a payment by the Option Counterparty to the trust equal to $1000 x ((0.25 x MIN(120%, 100%) + 0.25 x MIN(120%, 100%) + 0.25 x MIN(120%, 100%) + 0.25 x MIN(120%,
     100%)) - [0%]) = [$1000]


     As a result, the Option Counterparty would be required to pay the trust [$1000] per trust unit on the Call Option. The trust would be required to pay a premium on the Call Option of [$525], which would provide for a net payment to the trust of [$475] as shown in the table above ([$1000] - [$525]).


  * Put Option: The Put Option for this bond would provide a payment by the Option Counterparty to the trust equal to $1000 x ([100%] - (0.25 x MIN(120%, 100%) + 0.25 x MIN(120%, 100%) + 0.25 x MIN(120%, 100%) + 0.25 x
     MIN(120%, 100%))) = [$0]


     As a result, the Option Counterparty would be required to pay the trust [$0] per trust unit on the Put Option. The trust would be required to pay a premium on the Put Option of [$350], which would provide for a net payment to the trust of [-$350] as shown in the table above ([$0]-[$350])

  * Total Call and Put Option Payments: In this case, if the final Reference Obligation value was 120% of the bond's par value, then the Call and Put Options would collectively provide for a total net payment to the trust of [$125] per unit. This would consist of a payment to the trust on the Call Option of [$475] and a payment by the trust on the Put Option of [$350].


  If we assume a Credit Event occurred during the life of the trust for one or more Reference Obligation, then the Call Option would provide for a value of [0%] to be used in the calculation for the Call Option above in place of 120% with respect to any Reference Obligation that experienced a Credit Event and the Put Option would provide for a value of [100%] to be used in the calculation for the Put Option above in place of 120% with respect to any Reference Obligation that experienced a Credit Event. However, the


                                            Understanding Your Investment     13
occurrence of a Credit Event will not result in any adjustment in the Option Premium owed by the trust to the Option Counterparty. As a result, the occurrence of a Credit Event during the life of the trust with respect to one or more Reference Obligation will result in the trust experiencing a net loss on the investments in the Call Option and Put Options. The impact to the value of the trust is described in greater detail below under "Illustrations of How the Trust's Investment Strategy Works".

Example--Reference Obligations' Final Market Value is 60% at Expiration
-------------------------------------------------------------------------------

  The following provides examples of how the Options work where each of the Reference Obligation Final Market Value equals 60% in the table above where no Credit Event has occurred with respect to any of the Reference Obligations during the life of the trust. Assuming the par value of each particular Reference Obligation is $1,000 and the final Reference Obligation value is $600, then the "Reference Obligation Final Market Value" of each would equal 60% ($600 / $1,000).

  If we assume no Credit Event occurred during the life of the trust for the Reference Obligations, then the Options would provide for the following payments on a per unit basis.

  * Call Option: The Call Option for this bond would provide for a payment by the Option Counterparty to the trust equal to $1000 x ((0.25 x MIN(60%, 100% ) + 0.25 x MIN(60%, 100%) + 0.25 x MIN(60%, 100%) + 0.25 x MIN(60%,
     100%)) - [0%]) = [$600]


     As a result, the Option Counterparty would be required to pay the trust [$600] per trust unit on the Call Option. The trust would be required to pay a premium on the Call Option of [$525], which would provide for a net payment to the trust of [$75] as shown in the table above ([$600]-[$525]).


  * Put Option: The Put Option for this bond would provide a payment by the Option Counterparty to the trust equal to $1000 x ([100%] - (0.25 x MIN(60%, 100%) + 0.25 x MIN(60%, 100%) + 0.25 x MIN(60%, 100%) + 0.25 x
     MIN(60%, 100%))) = [$400]


     As a result, the Option Counterparty would be required to pay the trust [$400] per trust unit on the Put Option. The trust would be required to pay a premium on the Put Option of [$350], which would provide for a net payment to the trust of [$50] as shown in the table above ([$400] - [$350])

  * Total Call and Put Option Payments: In this case, if the final Reference Obligation value was 60% of the bond's par value, then the Call and Put Options would collectively provide for a total net payment to the trust of [$125] per unit. This would consist of a payment to the trust on the Call Option of [$75] and a payment to the trust on the Put Option of [$50].


  If we assume a Credit Event occurred during the life of the trust for one or more Reference Obligation, then the Call Option would provide for a value of [0%] to be used in the calculation for the Call Option above in place of 60% with respect to any Reference Obligation that experienced a Credit Event and the Put Option would


14     Understanding Your Investment
provide for a value of [100%] to be used in the calculation for the Put Option above in place of 60% with respect to any Reference Obligation that experienced a Credit Event. However, the occurrence of a Credit Event will not result in any adjustment in the Option Premium owed by the trust to the Option Counterparty. As a result, the occurrence of a Credit Event during the life of the trust with respect to one or more Reference Obligation will result in the trust experiencing a net loss on the investments in the Call Option and Put Options. The impact to the value of the trust is described in greater detail below under "Illustrations of How the Trust's Investment Strategy Works".

ILLUSTRATIONS OF HOW THE TRUST'S INVESTMENT STRATEGY WORKS

  The second table shows how the trust's investment strategy works. This table illustrates examples of hypothetical trust returns for units held from the trust inception date to the scheduled mandatory termination date of the trust (and Option expiration) based on how many Reference Obligations experienced a Credit Event during the life of the trust.


  The amount shown below under "Total Maturity Proceeds from Treasury Obligations per Unit over the Trust Life" is the "Principal amount of Treasury Obligations per unit at inception" shown under "Investment Strategy--Essential Information". The amounts do not reflect any interest payments on the Treasury Obligations and assume that trust operating fees and expenses completely offset all interest payments on the Treasury Obligations. The amounts shown under "Total Net Payment on Hedge Option per Unit" assumes that LIBOR is the same as LIBOR as of the trust's inception date (an amount equal to [0.24%]) on each of the 20 dates that LIBOR is used during the term of the Hedge Options for purposes of calculating the Option payment due from the Option Counterparty to the trust at the Option expiration date. It is not expected that LIBOR will be the same on each of these dates. If LIBOR rates are, in general, higher on these dates than that at the trust's inception, then the Hedge Option will produce a net payment per unit that is higher than that shown in the table below. If LIBOR rates are, in general, lower on these dates than that at the trust's inception, then the Hedge Option will produce a net payment per unit that is lower than that shown in the table below. For the Hedge Option to obligate the Option Counterparty to make a net payment to the trust at the Option expiration (i.e., for the price of the Hedge Option at expiration to exceed the Hedge Option premium payable by the trust), the LIBOR Accrual Value must be greater than [108.24%]. More details on the calculation of the Hedge Option payouts, is shown under "Principal Investment Strategy--Hedge Option". The table is a hypothetical illustration of the mathematical principles underlying the Options and the trust's investment strategy. All figures in the table assume units are held to the trust's mandatory termination date and that all Options are held by the trust until their scheduled expiration. Early termination of Options will result in the trust receiving or making net payments on the Options as determined by the Calculation Agent (which is the Option Counterparty).


  As shown above in the "How the Call and Put Options Work" table, while the payments on the Call Options and Put Options on the Reference Obligation are related to the market value of the basket of Reference Obligations, the total net payments on the Call and Put Options at expiration depends on whether a Credit Event occurs with respect to one or more Reference Issuer of the Reference Obligations prior to


                                            Understanding Your Investment     15
expiration. Accordingly, the hypothetical total amount per unit received over the trust's life depends on how many Reference Obligations did or did not experience a Credit Event prior to the Options' expiration date. The total amount per unit received will also depend on changes in LIBOR over the life of the trust, so amounts received per trust unit may be higher or lower.

------------------------------------------------------------------------------------------------------------
                                 HOW THE TRUST'S INVESTMENT STRATEGY WORKS

       NUMBER OF
  REFERENCE OBLIGATIONS                                                TOTAL
         WITH A                 TOTAL                                 MATURITY
      CREDIT EVENT           NET PAYMENT          TOTAL NET         PROCEEDS FROM              TOTAL
     OCCURRING PRIOR          ON PUT AND          PAYMENT ON     TREASURY OBLIGATIONS    HYPOTHETICAL AMOUNT
       TO OPTIONS'           CALL OPTIONS        HEDGE OPTION       PER UNIT OVER         PER UNIT OVER THE
     EXPIRATION DATE           PER UNIT            PER UNIT         THE TRUST LIFE           TRUST LIFE
------------------------------------------------------------------------------------------------------------


              0                [$125.00]     +     [-$70.16]     +     [$966.20]     =     [$1,021.04]
              1               [-$125.00]     +     [-$70.16]     +     [$966.20]     =       [$771.04]
              2               [-$375.00]     +     [-$70.16]     +     [$966.20]     =       [$521.04]
              3               [-$625.00]     +     [-$70.16]     +     [$966.20]     =       [$271.04]
              4               [-$875.00]     +     [-$70.16]     +     [$966.20]     =        [$21.04]

------------------------------------------------------------------------------------------------------------

Example--None of the Four Reference Obligation Reference Issuers Experience a Credit Event
-------------------------------------------------------------------------------

  For example, if none of the four Reference Obligation Reference Issuers experience a Credit Event prior to the Options' expiration date, then the total hypothetical amount per unit over the trust's life are set forth in the first line of the table above and would include:


  * A hypothetical total net payment from the Option Counterparty to the trust on the Call and Put Options of [$125] plus

  * Total maturity proceeds from the Treasury obligations of [$966.20] (i.e., the total par value of the Treasury obligations) plus

  * A hypothetical total net payment from the trust to the Option Counterparty of [$70.16] assuming LIBOR remains the same during the life of the trust.

  In this example, the total hypothetical amount per unit over the trust's life assuming that none of the four Reference Obligation Reference Issuers experience a Credit Event prior to the Options' expiration date is [$1,021.04] as shown in the first line of the table above ([$125] + [-$70.16] + [$966.20]).


Example--Two of the Four Reference Obligation Reference Issuers Experience a Credit Event
-------------------------------------------------------------------------------

  For another example, if two of the four of the Reference Obligation Reference Issuers experience a Credit Event prior to the Options' expiration date, then the total hypothetical amount per unit over the trust's life are set forth in the third line of the table above and would include:


  * A hypothetical total net payment from the trust to the Option Counterparty on the Call and Put Options of [$375] plus


16     Understanding Your Investment

  * Total maturity proceeds from the Treasury obligations of [$966.20] (i.e., the total par value of the Treasury obligations) plus

  * A hypothetical total net payment from the trust to the Option Counterparty of [$70.16] assuming LIBOR remains the same during the life of the trust.

  In this example, the total hypothetical amount per unit over the trust's life assuming two of the four Reference Obligations did not experience a Credit Event prior to the Options' expiration date is [$521.04] as shown in the third line of the table above ([-$375] + [-$70.16] + [$966.20]).


  The tables above are provided for illustrative purposes only and are hypothetical. The first table does not purport to be representative of every possible scenario concerning the Reference Obligations' Final Market Value and it is unlikely the Final Market Value of the four Reference Obligations will be the same. No one can predict the Reference Obligation Final Market Value or whether a Credit Event will occur with respect to a Reference Obligation. The second table describing the Hedge Option payout assuming LIBOR is flat for the life of the trust which is unlikely to occur. The payout on the Hedge Option will be higher or lower depending on LIBOR fluctuations. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Obligations or their Reference Issuers, the Options or the return on trust units.

  These examples do not attempt to present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at the scheduled expiration and the amount per unit that the trust would receive or pay in certain situations at the scheduled expiration of the Options.

  These examples assume that the units were purchased at the trust's inception and held until the trust's termination date and that the Options are held by the trust to expiration on _________, 2018, that all Options are paid by the Option Counterparty according to their terms (i.e. no default and no early termination). These examples also assume that the Treasury Obligations are held until their scheduled maturities.

  These examples do not show the past performance of the Reference Obligations, Options, LIBOR or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Reference Obligations, LIBOR, the Options or the trust's units. The examples only illustrate payments related to the Options at the scheduled Option expiration and hypothetical performance of the trust's assets at the scheduled termination date. The actual overall performance of the trust will vary with fluctuations in the value of the Options and Treasury Obligations during the trust's life, changes in trust expenses, fluctuations in LIBOR and liquidations of Options and Treasury Obligations during the trust's life, among other things.

                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAM.US.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  cash to pay organization costs plus

  *  the sales fee plus

  *  accrued interest, if any.


                                            Understanding Your Investment     17

  The "net asset value per unit" is the value of the securities, cash and other assets in a trust reduced by the liabilities of a trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount of cash deposited to pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

  ACCRUED INTEREST. Accrued interest represents unpaid interest on a Treasury Obligation from the last day it paid interest. Accrued interest on the trust units consists of two elements. The first element arises as a result of accrued interest which is the accumulation of unpaid interest on Treasury Obligation in the trust from the last day on which interest was paid on the Treasury Obligations. Interest on the Treasury Obligation is generally paid semi-annually, although the trust accrues such interest daily. Because your trust always has an amount of interest earned but not yet collected, the public offering price of units will have added to it the proportionate share of accrued interest to the date of settlement. The second element of accrued interest arises because of the structure of the trust's interest account. The trustee has no cash for distribution to unitholders until it receives interest payments on the Treasury Obligations in the trust and may be required to advance its own funds to make trust interest distributions. As a result, interest account balances are established to limit the need for the trustee to advance funds in connection with such interest distributions. If you sell or redeem your units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your units.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine the value of the Options in the trust's portfolio as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine each Option's value based on our good faith determination of the Option's fair value. We will determine the value of the Options during the initial offering period (anticipated to be only one day, the initial date of deposit) based on our good faith determination of the fair value of the Options at our reasonable discretion taking into


18     Understanding Your Investment
consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the trust in connection with an early termination of Options as determined pursuant to the Option agreement by the Calculation Agent (which is the Option Counterparty), (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the trust and (c) ask prices for comparable options or securities.

  We determine the value of the Treasury Obligations based on our good faith determination of the Treasury Obligations' fair value. We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal, or (d) by any combination of the above.

  After the initial offering period ends, we generally determine the value of the Treasury Obligations and Options as described in the preceding paragraphs based on the bid side evaluations rather than the offering/ask side evaluations. The offering/ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering/ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the Treasury Obligations and Options.

  Capelogic, Inc., an independent pricing service, determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.


  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." You pay the transactional sales fee at the time you buy units. The maximum sales fee equals 3.00% of the public offering price per unit at the time of purchase. The transactional sales fee is the difference between the total sales fee percentage (maximum of 3.00% of the public offering price per unit) and the remaining fixed dollar creation and development fee ($5.00 per unit during the initial offering period). The transactional sales fee equals 2.50% of the public offering price per unit during the initial offering period based on a $1,000 public offering price per unit, which is the unit price on the day before the trust's inception date. Since the transactional sales fee actually equals the difference between the total sales fee and the remaining creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."
If you purchase units after the creation and development fee is paid, the secondary market transactional sales fee is equal to 3.00% of the public offering price per unit.



                                            Understanding Your Investment     19

  MINIMUM PURCHASE. The minimum amount you can purchase of the trust appears on page 9 under "Essential Information", but such amounts may vary depending on your selling firm.


  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the creation and development fee is a fixed dollar amounts per unit, your trust must charge this fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amount of the remaining creation and development fee, we will credit you the difference between your total sales fee and the applicable fixed dollar fees at the time you buy units.


  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------


     Less than $100,000            3.00%
     $100,000-$249,999             2.75
     $250,000-$499,999             2.50
     $500,000-$999,999             2.25
     $1,000,000-$4,999,999         2.00
     $5,000,000-$9,999,999         1.75
     $10,000,000 or more           1.50

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole units be issued.


  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee


20     Understanding Your Investment

Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $1,000 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the initial sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the initial sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession.
Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.


  Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trusts (regardless of sponsor). The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 0.50%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other



                                            Understanding Your Investment     21
information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAM.US.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price". Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them


22     Understanding Your Investment
to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  EXCHANGE OPTION. You may be able to exchange your units for units of our other unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option upon sixty days notice.

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays interest from its net investment income along with any available principal paid on the securities on the distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as interest and principal payments change or trust expenses change.

  Interest received by your trust, including that part of the proceeds of any disposition of securities which represents accrued interest, is credited by the trustee to your trust's "interest account". Other receipts are credited to the "principal account". After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, interest received will be distributed on each distribution date to unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the principal account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $1.00 per unit. Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

  ESTIMATED DISTRIBUTIONS. The estimated net annual interest income per unit as of the close of business the day before your trust's inception date is shown under "Essential Information" in the "Investment Summary" section of this prospectus. We base these amounts on the estimated cash flows of the bonds per unit based on the stated interest rate on the bonds reduced by the estimated


                                            Understanding Your Investment     23
trust fees and expenses. These amounts assume no changes in trust expenses, no changes in current interest rates, no default or any calls, sales, prepayments or other liquidations of the bonds prior to the stated maturity date of the bonds. The actual distributions that you receive will vary from these estimates with changes in expenses, interest rates and maturity, call, default or sale of bonds.

  In order to acquire the Treasury Obligations, it may be necessary for the sponsor or trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the sponsor on the trust's inception date. This cash may exceed the interest which would accrue to the first settlement date. The trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee or your financial professional will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. While the Call Option and Put Option are related to the market value of the Reference Obligations, the return on the Call and Put Options at expiration depends on whether a Credit Event occurs with respect to one or more Reference Issuer of the Reference Obligations prior to expiration. The terms of the Options provide for Options liquidated prior to their expiration to have amounts owed between the trust and the Option Counterparty to be determined by the Calculation Agent (who is the Option Counterparty) in good faith and using commercially reasonable procedures. The scheduled Option expiration date is ____________, 2018. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations and Reference Obligations typically fall in value when interest rates rise and rise in value when interest rates fall. While the Hedge Option is designed to provide a hedge against this risk, the Hedge Option is only designed to provide a partial hedge against this risk and there is no assurance that the hedge will be adequate with respect to any increase in interest rates. LIBOR and the value of the Hedge


24     Understanding Your Investment

Options typically rises in value when interest rates rise and fall in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

  CREDIT RISK is the risk that a security's issuer or counterparty is unable to meet its obligation on the security. The trust's ability to achieve its investment objective will depend upon the ability of each Option Counterparty to meet its obligations and the ability of the Reference Issuers of the Reference Obligations to avoid a Credit Event. If a Reference Obligation's Reference Issuer faces a Credit Event the trust may be unable to achieve its objective.
An option involves a risk of non-payment by the Option Counterparty as a result of the insolvency of the Option Counterparty or other factors, including political or economic events. If the Option Counterparty defaults on any payment that becomes due to the trust, to the extent not covered by posted collateral, if any, the trust may suffer losses, be unable to achieve its investment objective and it may result in a reduction in the value of your units.

  BOND QUALITY RISK is the risk that a bond referenced by the Call or Put Options will fall in value if a rating agency decreases the bond's rating.

  U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices of less than their par value at maturity, indicating a market discount. Certain Treasury Obligations may have been purchased on the trust's inception date at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. A portion of the Treasury Obligations held by the trust will be segregated by the trustee as collateral in order to secure the trust's obligation to pay the Option premium.

  THE CALL AND PUT OPTIONS. While the Call Option and Put Option are related to the market value of the Reference Obligations, the return on the Options at expiration depends on whether a Credit Event occurs with respect to one or more Reference Issuer of the Reference Obligations prior to expiration. The payment owed to the trust from the Option Counterparty on the Hedge Option is related to LIBOR taken at quarterly intervals during the Hedge Option's life. The Hedge Option will obligate the trust to make a payment to the Option Counterparty if LIBOR decreases, remains the same or does not increase sufficiently at the points when LIBOR is taken for purposes of the Hedge Option's payout calculation at the scheduled expiration. The terms of the Options provide for Options liquidated prior to their expiration to have amounts owed between the trust and the Option Counterparty to be determined by the Calculation Agent (which is


                                            Understanding Your Investment     25
the Option Counterparty) in good faith and using commercially reasonable procedures. The scheduled Option expiration date is ____________, 2018. In addition, litigation regarding the Option Counterparty or of the industries represented by the Option Counterparty may negatively impact the values of the Options.

  Disruptions or suspensions of trading in the securities markets or the Reference Obligations or in the calculating or publication of LIBOR may make valuation of the Options difficult. If such a disruption occurs at or near the expiration date of the Options, there may be a delay in calculation of the Option payment at expiration of the Options and/or a delay in any payment by the Option Counterparty of as many as eight days. If a postponement occurs, the calculation agent for the Options would typically determine the Option payment, price or other amount with respect to that valuation date on the first succeeding business day on which no disruption event occurs or is continuing. The Options may limit the amount of time that such a postponement may continue. If a disruption event occurs on the last possible date for calculating the Option payment, the calculation agent may make a good faith estimate of the Option payment that would have prevailed in the absence of the market disruption. Any market disruption or delay in valuation as a result of any disruption could have an adverse affect on the trust and the value of units.

  The trust has the right to terminate all or a portion of the Options prior to the expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus.
Upon certain circumstances laid in at the option agreement, the Options may upon determination by the Option Counterparty be terminated early. This may include, but is not limited to the trust terminating early or the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

  The Option Counterparty or an affiliate thereof will act as Calculation Agent for the Options. The duties of the Calculation Agent include making determinations that affect the Options, such as determining the returns used to determine the final payment by the Options, calculating the value of the Options if Options are tendered for early termination, determining adjustments with respect to the Options whether to postpone payment due to a market or or other event. The exercise of these duties could adversely affect the value of the Options and may present a conflict of interest between the Calculation Agent and the trust. In addition, the Option Counterparty or an affiliate determines the value at which the trust may terminate the Options. The exercise of this duty by the Option Counterparty or its affiliate could adversely affect the value of the Options and presents a conflict of interest between the Option Counterparty and the trust. Neither the sponsor nor the trustee are affiliated with the Option Counterparty.


  HEDGING RISK. The Hedge Option is intended to provide a partial hedge against rising interest rates and there is no assurance that the hedge will be adequate with respect to any increase in interest rates. The payout at the Hedge Option's schedule expiration date is based on LIBOR taken at quarterly intervals during the Hedge Option's life and


26     Understanding Your Investment
does not reflect LIBOR every day during the Hedge Option's life or the point-to-point change in LIBOR from the inception date to expiration. The Hedge Option references the three month LIBOR USD rate whereas the Treasury Obligations and Reference Obligations have longer maturities. As a result of these and other factors, the Hedge Option may not provide a sufficient hedge against rising interest rates. The Hedge Option will obligate the trust to make a payment to the Option Counterparty if LIBOR decreases, remains the same or does not increase sufficiently at the points when LIBOR is taken for purposes of the
Hedge Option's payout calculation at the scheduled expiration.    For the Hedge
Option to obligate the Option Counterparty to make a net payment to the trust at the Option expiration (i.e., for the price of the Hedge Option at expiration to exceed the Hedge Option premium payable by the trust), the LIBOR Accrual Value must be greater than [108.24%].


  LIQUIDITY RISK is the risk that the value of a security will fall if trading activity in the security is limited or absent. No on can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). In particular, there may not be any secondary market for the Options. Upon issuance, the Options will not have an established trading market and were not registered by the issuer under the Securities Act of 1933. This could adversely affect the trust and the value of units.


  REGULATED INVESTMENT COMPANY QUALIFICATION RISK. The trust has entered into option agreements with the same counterparty and taken the position that the option agreements are separate agreements. Under general tax principles, a regulated investment company would not accrue income on separate option agreements. However, if the agreements are treated as one agreement, the trust might be required to accrue income currently during the term and make annual distributions of income. Similarly, if the collateral were viewed as being sold when it is posted, the agreements could be recharacterized as an installment note, again requiring the trust to accrue income over the term. If the trust is required to accrue income but does not distribute the income to the investors, the trust may fail to qualify as a regulated investment company. If the trust fails to qualify as a regulated investment company, it will be subject to tax as a C corporation.

  1258 RISK.  Section 1258 of the Internal Revenue Code requires the gain from
conversion transactions to be recharacterized as ordinary income.   The trust
contains a straddle, which would generally produce ordinary income or short term capital gain. When a transaction sold as producing capital gains from certain types of investments, including straddles that create a return tied to the time value of money, the transaction may be treated as a conversion transaction, and all gain from the transaction may be treated as ordinary income.


  LEGISLATION OR LITIGATION RISK. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the issuers represented in the trust. In addition, litigation regarding any of the issuers of the securities or of the


                                            Understanding Your Investment     27
industries represented by these issuers may negatively impact the share prices of these securities. No one can predict whether any legislation will be proposed, adopted or amended and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

                              HOW YOUR TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we caused securities to be deposited with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.
At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $1,000. The number of units, fractional interest of each unit in the trust, estimated interest distributions per unit and estimated current and long-term returns will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If your trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. Because the trusts pay the brokerage fees associated with the creation of new units and with the sale of securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay expenses, in connection with periodic tax compliance or in connection with the


28     Understanding Your Investment
termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the mandatory termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus or upon the earlier maturity, payment, redemption, sale or other liquidation of all of the securities in the portfolio. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of a trust would be reduced to less than 40% of the value of the securities at the time they were deposited in a trust. If this happens, we will refund any sales charge that you paid.

  The trustee may also terminate your trust early at the discretion of the sponsor if the Options are terminated early by the Option Counterparty. The Option Counterparty may terminate the Options early at its discretion if the trust terminates early.

  The trust has the right to terminate all or a portion of the Options prior to the expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus.
Upon certain circumstances laid in at the option agreement, the Options may upon determination by the Option Counterparty be terminated early. This may include, but is not limited to the trust terminating early or the Option Counterparty being unable to hedge the risks associated with the Options or having the cost of such hedging increase materially. This determination as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this


                                            Understanding Your Investment     29
prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. Units will be distributed to the public by these firms at the public offering price per unit as described under "How to Buy Units".

  During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------


     Less than $100,000             2.25%
     $100,000-$249,999              2.00
     $250,000-$499,999              1.75
     $500,000-$999,999              1.50
     $1,000,000-$4,999,999          1.30
     $5,000,000-$9,999,999          1.10
     $10,000,000 or more            0.90

  We apply these concessions as a percent of the pubic offering price per unit at the time of the transaction. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled


30     Understanding Your Investment
due to the requirement that only whole units be issued. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in a Fee Account subject to a Wrap Fee.

  For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust offered in this prospectus, the concession or agency commission is 1.75% of the public offering price per unit.


  After the initial offering period, the broker-dealer concession or agency commission for secondary market transactions is equal to 2.50% of the public offering price.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the concession or agency commission, except as stated above. We reserve the right to change the amount of concessions or agency commissions from time to time.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trust offered in this prospectus is a Volume Concession A trust. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.
The additional concession is based on total initial offering period sales of all Volume Concession A trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                VOLUME
          DURING CALENDAR QUARTER                 CONCESSION
     -------------------------------------------------------

     Less than $10,000,000                          0.000%
     $10,000,000 but less than $25,000,000          0.050
     $25,000,000 but less than $50,000,000          0.100
     $50,000,000 but less than $75,000,000          0.110
     $75,000,000 but less than $100,000,000         0.120
     $100,000,000 but less than $250,000,000        0.125
     $250,000,000 but less than $500,000,000        0.135
     $500,000,000 or more                           0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive


                                            Understanding Your Investment     31
additional compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."


32     Understanding Your Investment

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. The trust intends to qualify as a "regulated investment company" under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes.


  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gains dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate. It is unlikely that the trust will be able to distribute capital gains dividends. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any.
The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the "Health Care and Education Reconciliation Act of 2010," income from your trust may also be subject to a new 3.8 percent "medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.


  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies.


                                            Understanding Your Investment     33

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. The trust's portfolio is not designed to generate dividends that qualify for the capital gains rate. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Generally, expenses incurred by your trust will be deducted from the gross income received by your trust and only your share of the trust's net income will be paid to you and reported as taxable income to you. However, if the units of your trust are held by fewer than 500 unitholders at any time during a taxable year, your trust will generally not be able to deduct certain expenses from income, thus resulting in your reported share of the trust's taxable income being increased by your share of those expenses, even though you do not receive a corresponding cash distribution. In this case you may be able to take a deduction for these expenses; however, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject


34     Understanding Your Investment
to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as provided below, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the trust beginning prior to 2014, distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of shares after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not residents of a jurisdiction that has entered into such an agreement and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $5.00 per unit. During the initial offering period, part of the value of the units represents an amount of cash to pay this fee. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing


                                            Understanding Your Investment     35
expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from interest income and principal payments received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).












36     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1075

We have audited the accompanying statement of financial condition, including the trust portfolio on pages 10 and 11, of Advisors Disciplined Trust 1075, as of ____________, 2013, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____________, 2013. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 1075 as of ____________, 2013, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois                  GRANT THORNTON LLP
____________, 2013


ADVISORS DISCIPLINED TRUST 1075

STATEMENT OF FINANCIAL CONDITION AS OF ____________, 2013
-----------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase Treasury Obligations (1)(2)  . . . . . . . . . . . . . . . . . . . . . . $
  Accrued interest to first settlement date (1)  . . . . . . . . . . . . . . . . . . . . . . . .
  Cash (3)(4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
      Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Value of the Options (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
    Accrued interest payable to sponsor (1)  . . . . . . . . . . . . . . . . . . . . . . . . . .
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
        Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: transactional sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
    Less: organization costs and creation and development fee (3)(4)(5)  . . . . . . . . . . . .
                                                                                                 ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ----------
        Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                                                                 ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $
                                                                                                 ==========


(1) The trust invests in a portfolio of Options and Treasury Obligations. Aggregate cost of the securities is listed under the "Portfolio" and is based on their underlying value. The trustee will advance the amount of net interest accrued to the first settlement date to the trust for distribution to the sponsor as unitholder of record as of such date.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $__________) necessary for the purchase of securities in the trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $3.80 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the total creation and development fee. On the inception date, the total sales fee is 3.00% of the public offering price per unit. The creation and development fee is equal to $5.00 per unit during the initial offering period.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     37

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2    Principal Investment Strategy
about the portfolio          7    Principal Risks
                             9     Who Should Invest
                             9     Essential Information
                             9     Fees and Expenses
                            10     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to     12     Option Expiration Examples
help you understand         17     How to Buy Units
your investment             22     How to Sell Your Units
                            23     Distributions
                            24     Investment Risks
                            28     How Your Trust Works
                            33     Taxes
                            35     Expenses
                            36     Experts
                            36     Additional Information
                            37     Report of Independent Registered
                                   Public Accounting Firm
                            37     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.aam.us.com
this and other investments,        BY E-MAIL
including the Information          info@aam.us.com
Supplement                         CALL ADVISORS ASSET
                                   MANAGEMENT, INC.
                                   (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1075
  Securities Act file number:  333-188638
  Investment Company Act file number:  811-21056






                               ARBR(SM) PORTFOLIO,
                                 SERIES 2013-4Q


                                   PROSPECTUS

                               ____________, 2013














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1075

                       ARBR(SM) PORTFOLIO, SERIES 2013-4Q

                             INFORMATION SUPPLEMENT

     This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Risk Factors                                          5
          Administration of the Trust                           9
          Portfolio Transactions and Brokerage Allocation      18
          Purchase, Redemption and Pricing of Units            18
          Taxation                                             24
          Performance Information                              27

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $1,000. The number of units, fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. A portion of the Treasury Obligations are pledged as collateral in order to secure repayment of the trust's obligation to pay an option premium to the Option Counterparty at the expiration of the options. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The trust seeks to provide limited capital appreciation potential and a partial hedge against rising interest rates by investing in a portfolio of options and U.S. Treasury Obligations. There is, of course, no guarantee that the trust will achieve its objective. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     In addition, if a trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that a trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on a trust or undistributed income of a trust as a regulated investment company.

     The trust has the right to terminate all or a portion of the Options prior to the expiration date by tendering such Options to the Option Counterparty. This might happen to satisfy unit redemptions, pay trust expenses or in certain other limited circumstances to protect the trust as described in this prospectus. Under certain circumstances laid out in the Option agreement, the Options may automatically or upon determination by the Option Counterparty be terminated early. This may include, but is not limited to changes in law, the Option Counterparty being unable to hedge the risk associated with the Options or having the cost of such hedging increase materially. The determinations as to whether to terminate the Options early will be made by the Option Counterparty at its sole discretion. The trustee may also terminate your trust early at the discretion of the sponsor if the Options are terminated early by the Option Counterparty.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold, exercised, redeemed, will mature in accordance with their terms, terminate or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities for securities other than the Treasury Obligations must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

     The Replacement Securities for failed Treasury Obligations (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached;
(ii) shall be payable in United States currency; (iii) shall not be "when, as and if issued" obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; and (vi) shall not cause the units of the related trust to cease to be rated "AAA" by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. if the units are so rated. For the Treasury Obligations, the purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities.

     Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced. Whether or not a Replacement Security for a Treasury Obligation is acquired, an amount equal to the accrued interest (at the coupon rate of the failed Treasury Obligation) will be paid to unitholders of the trust to the date the sponsor removes the failed Treasury Obligation from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the sponsor. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

RISK FACTORS

     MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price or below the principal value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. While the Call Option and Put Option are related to the market value of the Reference Obligations, the return on the Options at expiration depends on whether a Credit Event occurs with respect to one or more of the Reference Issuer of the corresponding Reference Obligations prior to expiration. The terms of the Options provide for Options liquidated prior to their expiration to have amounts owed between the trust and the Option Counterparty to be determined by the Calculation Agent (which is the Option Counterparty) in good faith and using commercially reasonable procedures. The scheduled Option expiration date is ____________. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

     INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations and Reference Obligations typically fall in value when interest rates rise and rise in value when interest rates fall. While the Hedge Option is designed to provide a hedge against this risk, the Hedge Option is only designed to provide a partial hedge against this risk and there is no assurance that the hedge will be adequate with respect to any increase in interest rates. LIBOR and the value of the Hedge Options typically rises in value when interest rates rise and fall in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

     CREDIT RISK is the risk that a security's issuer or counterparty is unable to meet its obligation on the security. The trust's ability to achieve its investment objective will depend upon the ability of each Option Counterparty to meet its obligations and the ability of the Reference Issuers of the Reference Obligations to avoid a Credit Event. If a Reference Obligation's Reference Issuer faces a Credit Event the trust may be unable to achieve its objective. An option involves a risk of non-payment by the Option Counterparty as a result of the insolvency of the Option Counterparty or other factors, including political or economic events. If the Option Counterparty defaults on any payment that becomes due to the trust, to the extent not covered by posted collateral, if any, the trust may suffer losses, be unable to achieve its investment objective and it may result in a reduction in the value of your units.

     THE OPTIONS. While the Call Option and Put Option are related to the market value of the Reference Obligations, collectively, the return on the Call and Put Options at expiration depends on whether a Credit Event occurs with respect to the Reference Issuer of the corresponding Reference Obligations prior to expiration. The payment owed to the trust from the Option Counterparty on the Hedge Option is related to LIBOR taken at quarterly intervals during the Hedge Option's life. The Hedge Option will obligate the trust to make a payment to the Option Counterparty if LIBOR decreases, remains the same or does not increase sufficiently at the points when LIBOR is taken for purposes of the Hedge Option's payout calculation at the scheduled expiration. The terms of the Options provide for Options liquidated prior to their expiration to have amounts owed between the trust and the Option Counterparty to be determined by the Calculation Agent (which is the Option Counterparty) in good faith and using commercially reasonable procedures. The scheduled Option expiration date is ________, 2018. In addition, litigation regarding the Option Counterparty or of the industries represented by the Option Counterparty may negatively impact the values of the Options.

     Disruptions or suspensions of trading in the securities markets, the Reference Obligations or in the calculation or publication of LIBOR may make valuation of the Options difficult. If such a disruption occurs at or near the expiration date of the Options, there may be a delay in calculation of the Option payment at expiration of the Options and/or a delay in any payment by the Option Counterparty of as many as eight days. If a postponement occurs, the calculation agent for the Options would typically determine the Option payment, price or other amount with respect to that valuation date on the first succeeding business day on which no disruption event occurs or is continuing. The Options may limit the amount of time that such a postponement may continue. If a disruption event occurs on the last possible date for calculating the Option payment, the calculation agent may make a good faith estimate of the Option payment that would have prevailed in the absence of the market disruption. Any market disruption or delay in valuation as a result of any disruption could have an adverse affect on the trust and the value of units.

     Under certain circumstances laid out in the Option agreement, the Options may automatically or upon determination by the Option Counterparty be terminated early. This may include, but is not limited to certain changes in the law, the Option Counterparty being unable to hedge the risk associated with the Options or having the cost of such hedging increase materially. Such early termination of the Options may result in the sponsor electing to terminate the trust early and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units. The determination as to whether to terminate the Options early will be made by the Option Counterparty in its discretion.

     The Option Counterparty or an affiliate thereof will acts as calculation agent for the Options. The duties of the calculation agent include making determinations that affect the Options, such as determining the returns used to determine the final payment by the Options, calculating the value of the Options if Options are tendered for early termination, determining adjustments on the conversion, redemption or exchange of Reference Obligations and determining whether to postpone payment due to a market event. The exercise of these duties could adversely affect the value of the Options and may present a conflict of interest between the calculation agent and the trust. In addition, the Option Counterparty or an affiliate determines the value at which the trust may terminate the Options subject to any dispute resolution provision governing the Options. The exercise of this duty by the Option Counterparty or its affiliate could adversely affect the value of the Options and presents a conflict of interest between the Option Counterparty and the trust. Neither the sponsor nor the trustee are affiliated with the Option Counterparty.

     U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. There is no guarantee that the U.S. government will be able to satisfy its interest payment obligations to the trust over the life of the trust. The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Certain Treasury Obligations may have been purchased on the trust's inception date at prices of less than their par value at maturity, indicating a market discount. Other Treasury Obligations may have been purchased on the Initial Date of Deposit at prices greater than their par value at maturity, indicating a market premium. The coupon interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type. Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

     MARKET DISCOUNTS AND PREMIUMS. Certain of the Treasury Obligations in certain of the trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount Treasury Obligations at the time they were purchased and deposited in the trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable Treasury Obligations increase, the market discount of previously issued Treasury Obligations will become greater, and if such interest rates for newly issued comparable Treasury Obligations decline, the market discount of previously issued Treasury Obligations will be reduced, other things being equal. Investors should also note that the value of Treasury Obligations purchased at a market discount will increase in value faster than Treasury Obligations purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of Treasury Obligations purchased at a market discount will decrease faster than Treasury Obligations purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Treasury Obligations and the prepayment benefit for lower yielding, discount Treasury Obligation will be reduced. A discount Treasury Obligation held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable Treasury Obligation newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the Treasury Obligations.

     Certain of the Treasury Obligations held by the trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium Treasury Obligations at the time they were purchased by the trust were higher than the current market interest rates for newly issued Treasury Obligations of comparable rating and type. If such interest rates for newly issued and otherwise comparable Treasury Obligations decrease, the market premium of previously issued Treasury Obligations will be increased, and if such interest rates for newly issued comparable Treasury Obligations increase, the market premium of previously issued Treasury Obligations will be reduced, other things being equal. The current returns of Treasury Obligations trading at a market premium are initially higher than the current returns of comparable Treasury Obligations of a similar type issued at currently prevailing interest rates because premium Treasury Obligations tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium Treasury Obligation at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Treasury Obligations have an offering side valuation which represents a premium over par or for original issue discount Treasury Obligations a premium over the accreted value.

     HEDGING RISK. The Hedge Option is intended to provide a partial hedge against rising interest rates and there is no assurance that the hedge will be adequate with respect to any increase in interest rates. The payout at the Hedge Option's schedule expiration date is based on LIBOR taken at quarterly intervals during the Hedge Option's life and does not reflect LIBOR every day during the Hedge Option's life or the point-to-point change in LIBOR from the inception date to expiration. The Hedge Option references the three month LIBOR USD rate whereas the Treasury Obligations and Reference Obligations have longer maturities. As a result of these and other factors, the Hedge Option may not provide a sufficient hedge against rising interest rates. The Hedge Option will obligate the trust to make a payment to the Option Counterparty if LIBOR decreases, remains the same or does not increase sufficiently at the points when LIBOR is taken for purposes of the Hedge Option's payout calculation at the scheduled expiration. For the Hedge Option to obligate the Option Counterparty to make a net payment to the trust at the Option expiration (i.e., for the price of the Hedge Option at expiration to exceed the Hedge Option premium payable by the trust), the LIBOR Accrual Value must be greater than [109%].

     LIQUIDITY RISK is the risk that the value of a security will fall if trading activity in the security is limited or absent. No on can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange). In particular, there may not be any secondary market for the Options. Upon issuance, the Options will not have an established trading market and were not registered by the issuer under the Securities Act of 1933. This could adversely affect the trust and the value of units.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust, including that part of the proceeds of any disposition of Treasury Obligations which represent accrued interest, is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital
Account for the trust.   The trustee will normally distribute any income
received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a "regulated investment company" for federal tax purposes. There is no assurance that any actual distributions will be made since all income received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per unit. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     Because investment income payments are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as
(1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust
represented by units without the consent of all affected       unitholders.
Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the maturity, liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. The trustee may also terminate your trust early at the discretion of the sponsor if the Options "knockout" or are terminated early by the Option Counterparty. The Option Counterparty may terminate the Options early at its discretion for a variety of reasons including, but not limited to, suspension, cancellation or material adjustments to the Index, certain changes in law, the Option Counterparty being unable to hedge the risk associated with the Options or having the cost of such hedging increase materially. The Index sponsor is an affiliate of the Option Counterparty and may adjust, suspend or terminate the Index in its sole and absolute discretion. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. During the initial offering period, the public offering price per unit is equal to the net asset value per unit plus the applicable sales fee referred to in the prospectus plus organization costs plus accrued interest, if any. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. We determine the value of the Options in the trust's portfolio as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We determine each Option's value based on its good faith determination of the Option's fair value. We will determine the value of the Options during the initial offering period (anticipated to be only one day, the initial date of deposit) based on our good faith determination of the fair value of the Options at our reasonable discretion taking into consideration factors, including, but not limited to, (a) the net amount to be paid to or received by the trust in connection with an early termination of Options as determined pursuant to the Option agreement on the valuation date by the Option Counterparty, (b) current ask prices for the Options as obtained from investment dealers or brokers who customarily deal in options comparable to the Options held by the trust and (c) ask prices for comparable options or securities. For the Treasury Obligations, The value is generally determined during the initial offering period based on the aggregate offering side evaluation. After the initial offering period ends, the value of the Treasury Obligations is generally determined based on the bid side evaluations. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     The interest on the Treasury Obligations deposited in a trust, less the related estimated fees and expenses, will accrue daily. The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a Treasury Obligation from the last day on which interest thereon was paid. Interest on Treasury Obligations generally is paid monthly or semi-annually although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to sales settling subsequent to the first settlement date, the public offering price of units of a trust will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a trust the amount, if any, of accrued interest paid on their units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest from the first settlement date to the date of settlement, less any distributions from the Income Account subsequent to the first settlement date.

     Because of the varying interest payment dates of securities, accrued interest at any point in time will be greater than the amount of interest actually received by the applicable trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units. Since the trustee has the use of the funds held in the Income Account for distributions to unitholders and since such account is non-interest-bearing to unitholders, the trustee benefits thereby.

     COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the value of Treasury Obligations for purposes of calculating the net asset value of units during the initial offering period will generally be determined on the basis of the current offering prices of the Treasury Obligations, after the initial offering period the value of the Treasury Obligation for purposes of calculating net asset value of units will generally be determined on the basis of the current bid prices of the Treasury Obligations. As of the close of business on the business day before the trust's inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. The bid prices on Treasury Obligations similar to those in the trust are lower than the offering prices thereof. For this reason, among others (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     The trustee is empowered to sell securities and tender options for early termination in order to make funds available for the redemption of units. To the extent that securities are sold or tendered for early termination, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or termination may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or termination.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities; (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above; and (3) interest accrued and unpaid on the securities in the trust as of the date of computation;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee

     (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXATION

     The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

     The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

     If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

     To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things,
(a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year,
(i) at least 50% of the market value of the trust's assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the trust's total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

     The trust's transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the trust and may defer trust losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the trust to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the trust to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the distribution requirement for avoiding excise taxes.

     As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trusts intend to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

     If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

     If the trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a "controlled foreign corporation" (a "CFC") from a U.S. tax perspective. In such circumstances, the trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust's taxable income whether or not such income is distributed.

     If the trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement of Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust. (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 933 (File No. 333-186716) as filed on
       May 3, 2013.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 933
       (File No. 333-186716) as filed on May 3, 2013.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1075 has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on the 6th day of December, 2013.

                                ADVISORS DISCIPLINED TRUST 1075

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below on December 6, 2013 by the following persons in the capacities indicated:

  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

R. Scott Roberg             Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )

E. Robert Theriot III       Director of Advisors Asset    )
                            Management, Inc.              )



                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*




















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.

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